

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132

> **Re:** **Royal Caribbean Cruises Ltd.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **File No. 001-11884**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-11884**
> **Filed April 9, 2010**

Dear Mr. Rice:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief